As filed with the Securities and Exchange
                         Commission on October 15, 2008


                           Registration No: 333-151954
                Investment Company Act Registration No. 811-5398

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-14

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                           Pre-Effective Amendment No.
                         Post-Effective Amendment No. 1

                  --------------------------------------------

              ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.
               (Exact Name of Registrant as Specified in Charter)

              1345 Avenue of the Americas, New York, New York 10105
               (Address of Principal Executive Office) (Zip Code)

       Registrant's Telephone Number, including Area Code: (800) 221-5672

         ---------------------------------------------------------------

                                 EMILIE D. WRAPP
                             AllianceBernstein L.P.
                           1345 Avenue of the Americas
                            New York, New York l0105

                     (Name and address of agent for service)
                          Copies of communications to:
                               Kathleen K. Clarke
                               Seward & Kissel LLP
                                1200 G Street, Nw
                                    Suite 350
                              Washington, DC 20005

The sole purpose of this filing is to file as an exhibit the tax opinion of Seward & Kissel LLP, tax counsel for the Registrant, as required by Item 16(12) of Form N-14. Parts A and B of this Registration Statement are incorporated herein by reference to the Prospectus and Statement of Additional Information, each filed with the Securities and Exchange Commission under Rule 497 on July 30, 2008 (File Nos. 033-18647 and 811-05398).


This Post-Effective Amendment consists of the following:

(1)  Facing sheet of Registration Statement.

(2)  Part C to Registration Statement (including signature page).

(3)  Exhibit 12 to Item 16 of the Registration Statement.

                                     PART C
                               OTHER INFORMATION

Item 15.  Indemnification

          It is the Registrant's policy to indemnify its directors and officers, employees and other agents to the maximum extent permitted by Section 2-418 of the General Corporation Law of the State of Maryland, which is incorporated by reference herein and as set forth in Article EIGHTH of Registrant's Charter, filed as Exhibit (a), Article IX of the Registrant's Amended and Restated By-Laws filed as Exhibit (b) and Section 9 of the Distribution Services Agreement filed as Exhibit (e)(1) and Class B Distribution Services Agreement filed as Exhibit (e)(2) in response to Item 23 of the Registrant's Registration Statement filed on Form N-1A (File Nos. 33-18647 and 811-5398), as set forth below. The Adviser's liability for any loss suffered by the Registrant or its shareholders is set forth in Section 4 of the Advisory Agreement filed as Exhibit (d)(1) in response to Item 23 of the Registrant's Registration Statement filed on Form N-1A (filed Nos. 33-18647 and 811-5398), as set forth below.

     Article EIGHTH of the Registrant's Charter reads as follows:

          EIGHTH: (1) To the maximum extent that Maryland law in effect from time to time permits limitation of the liability of directors and officers of a corporation, no present or former director or officer of the Corporation shall be liable to the Corporation or its stockholders for money damages.

          (2) The Corporation shall have the power, to the maximum extent permitted by Maryland law in effect from time to time, to obligate itself to indemnify, and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to, (a) any individual who is a present or former director or officer of the Corporation or
          (b) any individual who, while a director or officer of the Corporation and at the request of the Corporation, serves or has served as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of his status as a present or former director or officer of the Corporation. The Corporation shall have the power, with the approval of the Board of Directors, to provide such indemnification and advancement of expenses to a person who served a predecessor of the Corporation in any of the capacities described in
          (a) or (b) above and to any employee or agent of the Corporation or a predecessor of the Corporation.

          (3) The provisions of this Article EIGHTH shall be subject to the limitations of the Investment Company Act.

          (4) Neither the amendment nor repeal of this Article EIGHTH, nor the adoption or amendment of any other provision of the Charter or Bylaws inconsistent with this Article EIGHTH, shall apply to or affect in any respect the applicability of the preceding sections of this Article EIGHTH with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

          The Advisory Agreement between the Registrant and AllianceBernstein L.P. provides that AllianceBernstein L.P. will not be liable under such agreements for any mistake of judgment or in any event whatsoever except for lack of good faith and that nothing therein shall be deemed to protect, or purport to protect, AllianceBernstein L.P. against any liability to Registrant or its security holders to which it would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties thereunder, or by reason of reckless disregard of its obligations or duties thereunder.

          The Distribution Services Agreement between the Registrant and AllianceBernstein Investments, Inc. ("ABI") provides that the Registrant will indemnify, defend and hold ABI, and any person who controls it within the meaning of Section 15 of the Securities Act of 1933, as amended (the "Securities Act"), free and harmless from and against any and all claims, demands, liabilities and expenses which ABI or any controlling person may incur arising out of or based upon any alleged untrue statement of a material fact contained in Registrant's Registration Statement or Prospectus or Statement of Additional Information or arising out of, or based upon any alleged omission to state a material fact required to be stated in either thereof or necessary to make the statements in any thereof not misleading, provided that nothing therein shall be so construed as to protect ABI against any liability to Registrant or its security holders to which it would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties, or be reason of reckless disregard of its obligations or duties thereunder. The foregoing summaries are qualified by the entire text of Registrant's Articles of Incorporation, the Advisory Agreement between the Registrant and AllianceBernstein L.P. and the Distribution Services Agreement between the Registrant and ABI.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          In accordance with Release No. IC-11330 (September 2, 1980), the Registrant will indemnify its directors, officers, investment manager and principal underwriters only if (1) a final decision on the merits was issued by the court or other body before whom the proceeding was brought that the person to be indemnified (the indemnitee) was not liable by reason or willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office (disabling conduct) or (2) a reasonable determination is made, based upon a review of the facts, that the indemnitee was not liable by reason of disabling conduct, by (a) the vote of a majority of a quorum of the directors who are neither interested persons of the Registrant as defined in section 2(a)(19) of the Investment Company Act of 1940 nor parties to the proceeding (disinterested, non-party directors), or (b) an independent legal counsel in a written opinion. The Registrant will advance attorneys fees or other expenses incurred by its directors, officers, investment adviser or principal underwriters in defending a proceeding, upon the undertaking by or on behalf of the indemnitee to repay the advance unless it is ultimately determined that he is entitled to indemnification and, as a condition to the advance, (1) the indemnitee shall provide a security for his undertaking, (2) the Registrant shall be insured against losses arising by reason of any lawful advances, or (3) a majority of a quorum of disinterested, non-party directors of the Registrant, or an independent legal counsel in a written opinion, shall determine, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the indemnitee ultimately will be found entitled to indemnification.

          ARTICLE IX of the Registrant's Amended and Restated By-laws reads as follows:

          ARTICLE IX. Indemnification.

          To the maximum extent permitted by Maryland law in effect from time to time, the Corporation shall indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of the Corporation and who is made or threatened to be made a party to the proceeding by reason of his or her service in any such capacity or (b) any individual who, while a director or officer of the Corporation and at the request of the Corporation, serves or has served as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in any such capacity. The Corporation may, with the approval of its Board of Directors or any duly authorized committee thereof, provide such indemnification and advance for expenses to a person who served a predecessor of the Corporation in any of the capacities described in (a) or (b) above and to any employee or agent of the Corporation or a predecessor of the Corporation. The termination of any claim, action, suit or other proceeding involving any person, by judgment, settlement (whether with or without court approval) or conviction or upon a plea of guilty or nolo contendere, or its equivalent, shall not create a presumption that such person did not meet the standards of conduct required for indemnification or payment of expenses to be required or permitted under Maryland law, these Bylaws or the Charter. Any indemnification or advance of expenses made pursuant to this Article shall be subject to applicable requirements of the 1940 Act. The indemnification and payment of expenses provided in these Bylaws shall not be deemed exclusive of or limit in any way other rights to which any person seeking indemnification or payment of expenses may be or may become entitled under any bylaw, regulation, insurance, agreement or otherwise.

          Neither the amendment nor repeal of this Article, nor the adoption or amendment of any other provision of the Bylaws or Charter inconsistent with this Article, shall apply to or affect in any respect the applicability of the preceding paragraph with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

          The Registrant participates in a joint directors and officers liability insurance policy issued by the ICI Mutual Insurance Company. Coverage under this policy has been extended to directors, trustees and officers of the investment companies managed by AllianceBernstein L.P. Under this policy, outside trustees and directors are covered up to the limits specified for any claim against them for acts committed in their capacities as trustee or director. A pro rata share of the premium for this coverage is charged to each investment company and to the Adviser.

ITEM 16.  EXHIBITS:

     (1) (a) Articles of Amendment and Restatement of the Registrant dated February 1, 2006 - Incorporated by reference to Exhibit (a)(2) to Post-Effective Amendment No. 41 of Registrant's Registration Statement on Form N-1A (File Nos. 33-18647 and 811-5398) filed with the Securities and Exchange Commission on March 1, 2006.

          (b) Articles of Amendment of Articles of Incorporation of the Registrant, dated January 9, 2008 and filed January 16, 2008 - Incorporated by reference to Exhibit (a)(2) to Post-Effective Amendment No. 44 of Registrant's Registration Statement on Form N-1A (File Nos. 33-18647 and 811-5398), filed with the Securities and Exchange Commission on March 3, 2008.

          (c) Articles of Amendment of Articles of Incorporation of the Registrant, dated April 28, 2008 and filed April 28, 2008 - Incorporated by reference to Exhibit (a)(3) to Post-Effective Amendment No. 46 of Registrant's Registration Statement on Form N-1A (File Nos. 33-18647 and 811-5398), filed with the Securities and Exchange Commission on April 28, 2008.

          (d) Articles of Amendment of Articles of Incorporation of the Registrant, dated April 28, 2008 and filed April 28, 2008 - Incorporated by reference to Exhibit (a)(4) to Post-Effective Amendment No. 46 of Registrant's Registration Statement on Form N-1A (File Nos. 33-18647 and 811-5398), filed with the Securities and Exchange Commission on April 28, 2008.

     (2) Amended and Restated By-Laws of the Registrant - Incorporated by reference to Exhibit 99.77Q1 - Other Exhibits to Form NSAR-A for the Registrant filed with the Securities and Exchange Commission on August 29, 2006.

     (3)  Not applicable.

     (4) Form of Plan of Acquisition and Liquidation between AllianceBernstein Balanced Wealth Strategy Portfolio and AllianceBernstein Balanced Shares Portfolio, each a series of AllianceBernstein Variable Products Series Fund, Inc. - Incorporated by reference to Appendix F to the Registrant's Prospectus filed under Rule 497 (File Nos. 033-18647 and 811-05398), filed with the Securities and Exchange Commission on July 30, 2008.

     (5)  Not applicable.

     (6) (a) Form of Investment Advisory Agreement between Registrant and AllianceBernstein L.P. - Incorporated by reference to Exhibit
               (d)(1) to Post-Effective Amendment No. 40 of Registrant's Registration Statement on Form N-1A (File Nos. 33-18647 and 811-5398) filed with the Securities and Exchange Commission on April 27, 2005.

          (b) Sub-Advisory Agreement between AllianceBernstein L.P. and Law, Dempsey & Company Limited, relating to the Global Bond Portfolio
               - Incorporated by reference to Exhibit (5)(b) to Post-Effective Amendment No. 22 of Registrant's Registration Statement on Form N-1A (File Nos. 33-18647 and 811-5398) filed with the Securities and Exchange Commission on April 29, 1998.

     (7) (a) Distribution Services Agreement between the Registrant and AllianceBernstein Investments, Inc. - Incorporated by reference to Exhibit (6) to Post-Effective Amendment No. 22 of Registrant's Registration Statement on Form N-1A (File Nos. 33-18647 and 811-5398) filed with the Securities and Exchange Commission on April 29, 1998.

          (b) Class B Distribution Services Agreement between the Registrant and AllianceBernstein Investments, Inc. - Incorporated by reference to Exhibit (c)(2) to Post-Effective Amendment No. 27 of Registrant's Registration Statement on Form N-1A (File Nos. 33-18647 and 811-5398) filed with the Securities and Exchange Commission on May 3, 1999.

     (8)  Not applicable.

     (9) Custody Agreement between the Registrant and The Bank of New York - Incorporated by reference to Exhibit (g)(1) to Post-Effective Amendment No. 42 of Registrant's Registration Statement on Form N-1A (File Nos. 33-18647 and 811-5398) filed with the Securities and Exchange Commission on April 28, 2006.

     (10) (a) Rule 12b-1 Class B Distribution Plan - Incorporated by reference to Exhibit (m) to Post-Effective Amendment No. 27 of Registrant's Registration Statement on Form N-1A (File Nos. 33-18647 and 811-5398) filed with the Securities and Exchange Commission on May 3, 1999.

          (b) Amended and Restated Rule 18f-3 Plan - Incorporated by reference to Exhibit (n) to Post-Effective Amendment No. 36 of the Registrant's Registration Statement on Form N-1A (File Nos. 33-18647 and 811-5398) filed with the Securities and Exchange Commission on February 11, 2004.

     (11) Form of Opinion and Consent of Seward & Kissel LLP regarding the legality of securities being registered - Incorporated by reference to
          Exhibit 11 to the Registrant's Registration Statement on Form N-14 (File Nos. 333-151954 and 811-05398), filed with the Securities and Exchange Commission on June 26, 2008.


     (12) Opinion and Consent of Seward & Kissel LLP as to Tax matters - Filed herewith.

     (13) (a) Transfer Agency Agreement between the Registrant and AllianceBernstein Investor Services, Inc. - Incorporated by reference to Exhibit (9) to Post-Effective Amendment No. 22 of Registrant's Registration Statement on Form N-1A (File Nos. 33-18647 and 811-5398) filed with the Securities and Exchange Commission on April 29, 1998.

          (b) Expense Limitation Undertaking by AllianceBernstein L.P. - Incorporated by reference to Exhibit (h)(2) to Post-Effective Amendment No. 40 of Registrant's Registration Statement on Form N-1A (File Nos. 33-18647 and 811-5398) filed with the Securities and Exchange Commission on April 27, 2005.

          (c)  Form of Expense Limitation Undertaking by AllianceBernstein L.P.
               - Incorporated by reference to Post-Effective Amendment No. 41 of Registrant's Registration Statement on Form N-1A (File Nos. 33-18647 and 811-5398) filed with the Securities and Exchange Commission on March 1, 2006.

          (d) Code of Ethics for the Fund - Incorporated by reference to Exhibit (p)(1) to Post-Effective Amendment No. 31 of Registrant's Registration Statement on Form N-1A (File Nos. 33-18647 and 811-5398) filed with the Securities and Exchange Commission on April 26, 2001.

          (e) Code of Ethics for the AllianceBernstein L.P. and AllianceBernstein Investments, Inc. - Incorporated by reference to Exhibit (p)(2) to Post-Effective Amendment No. 4 of the Registration Statement on Form N-1A of The AllianceBernstein Pooling Portfolios (File Nos. 333-120487 and 811-21673) filed with the Securities and Exchange Commission on December 29, 2006.

     (14) Consent of Independent Registered Public Accounting Firm - Incorporated by reference to Exhibit 14 to the Registrant's Registration Statement on Form N-14 (File Nos. 333-151954 and 811-05398), filed with the Securities and Exchange Commission on June 26, 2008.

     (15) Not applicable.

     (16) Powers of Attorney for: David H. Dievler, John H. Dobkin, Michael J. Downey, William H. Foulk, Jr., D. James Guzy, Nancy P. Jacklin, Marc
          O. Mayer, Marshall C. Turner, Jr. and Earl D. Weiner - Incorporated by reference to Exhibit 16 of Registrant's Registration on Form N-14 (File No. 333-149286), filed with the Securities and Exchange Commission on February 15, 2008.

     (17) Not applicable.

ITEM 17.  Undertakings

     (1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act 17 CFR 230.145(c), the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it meets all of the requirements for filing on Form N-14 and has duly caused this Post - Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York and State of New York, on the 15th day of October, 2008.

                                        ALLIANCEBERNSTEIN VARIABLE
                                        PRODUCTS SERIES FUND, INC.

                                        By: /s/ Robert M. Keith
                                            -------------------
                                                Robert M. Keith
                                                President

          Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

     SIGNATURE                          TITLE                   DATE
     ---------                          -----                   ----

1.   Principal Executive Officer


     /s/ Robert M. Keith                President and Chief
     -------------------                Executive Officer       October 15, 2008
         Robert M. Keith

2.   Principal Financial and
     Accounting Officer

     /s/ Joseph J. Mantineo             Treasurer and
     ----------------------             Chief Financial
         Joseph J. Mantineo             Officer                 October 15, 2008

3.   Majority of the Directors:

     John H. Dobkin*
     William H. Foulk, Jr.*
     Michael Downey*
     D. James Guzy*
     Nancy P. Jacklin*
     Marc O. Mayer*
     Marshall C. Turner, Jr.*
     Earl D. Weiner*

     *By: /s/ Andrew L. Gangolf                                 October 15, 2008
          ---------------------
              Andrew L. Gangolf
              (Attorney-in-fact)

                                INDEX TO EXHIBITS
                                -----------------

Exhibit No.         Description of Exhibits
-----------         -----------------------

(12)                Tax Opinion and Consent of Seward & Kissel LLP


SK 00250 0456 927252